FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the "Company" or "Platinum Group")
838 - 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2. DATE OF MATERIAL CHANGE

July 29, 2021

ITEM 3. NEWS RELEASE

A news release was disseminated on July 29, 2021 to the Toronto Stock Exchange ("TSX") as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company reported the resignation of the Company's CEO, President and director, R. Michael Jones, and the appointment of Frank Hallam as Interim CEO and President, Greg Blair as Interim CFO, and Mimy Fernandez-Maldonado as Corporate Secretary, effective July 29, 2021.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

The Company reported the resignation of the Company's CEO, President and director, R. Michael Jones, effective July 29, 2021. Mr. Jones has agreed to continue as a consultant to Platinum Group until December 31, 2021 to provide transition assistance.  Frank Hallam, a director and, most recently, CFO of the Company, has agreed to assume the position of President and CEO on an interim basis.

With Mr. Hallam assuming the role of Interim President and CEO, Greg Blair, CPA, CA, will assume the role of Interim CFO. Mr. Blair has been with the Company for over eleven years and has been serving as the Company's Financial Controller since August 2014. Mimy Fernandez-Maldonado will assume the role of Corporate Secretary also effective July 29, 2021.

The Board of Directors of Platinum Group wishes to thank Mr. Jones for his contributions to the Company over the years.

Mr. Hallam has a lengthy history as a senior executive and director with several successful publicly listed mining companies.  He co-founded Platinum Group and has worked at the Company for approximately 19 years.  He was also a co-founder of MAG Silver Corp. and West Timmins Mining Inc.  Mr. Hallam previously served as an auditor in the mining practice of Coopers and Lybrand (now PricewaterhouseCoopers) and is a qualified CPA, CA, and holds a degree in Business Administration.

Mr. Blair, 44, has an annual base salary of CAD$136,500, and is entitled to an annual bonus at the discretion of the Compensation Committee and the Board of Directors. Pursuant to the terms of Mr. Blair's employment agreement, dated December 3, 2010, which was originally entered into in contemplation of his position as a Senior Accountant, Policy and Regulation, the Company may terminate the agreement immediately, at any time, for cause, which includes any criminal act or breach of any British Columbia Securities Commission or TSX regulation or policy that governs Mr. Blair's employment activities. The Company or Mr. Blair may terminate the agreement at any time without cause with 30 days' written notice. Further, in the event of a change of control of the Company, as defined under securities legislation in British Columbia, Mr. Blair is entitled to the benefit of all granted options plus six months' salary.  In connection with Mr. Blair's appointment, subject to Compensation Committee approval, Mr. Blair's annual base salary will be adjusted to CAD$155,600.

5.2 Disclosure for Restructuring Transactions

N/A

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, Interim CEO
T: (604) 897-7374

ITEM 9. DATE OF REPORT

August 4, 2021